UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
Amendment NO. 1

 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011
Commission File Number 001-31586

 MINEFINDERS CORPORATION LTD.
(Translation of registrant's name into English)

 Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐             Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

EXPLANATORY NOTE

This Amendment No. 1 to Form 6-K is being filed to amend the Form 6-K filed by the Registrant with the Securities and Exchange Commission on November 18, 2010  (Acc-no: 0000912282-10-000911).  This amendment replaces the first graphic on page 86 of Exhibit 99.1 to the Form 6-K, which, as originally filed, was incorrect.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD.
(Registrant)

Date: February 6, 2012	By: /s/ Mark H. Bailey
Name: Mark H. Bailey
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Trust Indenture dated November 3, 2010